Exhibit 10.5

June 2nd, 2010

Bob Miodunski

Dear Bob:

We are thrilled to make you the following offer to join AGS LLC (“AGS” or the “Company”). I speak for everyone at Alpine and AGS when I say that we think very highly of you, and we are confident that you will be successful at AGS. On a personal note, I am very excited to work together.

Position. You will be the Chairman of the Advisory Board and Interim President / Chief Executive Officer of AGS (until you find the right permanent CEO to replace yourself) and will report directly to me (or my designee). The expectation is that you will work in a full-time capacity for eighteen (18) to twenty-four (24) months after which time you would remain an active Advisory Board member until your four (4) year anniversary with AGS and thereafter as mutually agreed upon. As Interim President / Chief Executive Officer your primary responsibilities will include building an outstanding management team, creating a performance oriented culture, developing and deploying market-leading content, delivering would-class customer service and support and developing and executing strategic plans in conjunction with the other members of the Advisory Board all while ensuring strict adherence to all legal and regulatory requirements. In addition, you will oversee all of the Company’s functions including Sales, Marketing, Business Development, Operations, Accounting, Finance, Content Development, Licensing and Compliance. You will assume full accountability for the financial performance of the business against the Advisory Board approved budget and have full hiring, firing and capital allocation responsibility. You shall serve as the interface between the other members of the Advisory Board and Company personnel. Your geographic focus will initially be North America with the expectation that AGS will persue international opportunities over time.

As Chairman of the Advisory Board your responsibilities will include identifying, hiring (with input from the other members of the Advisory Board) and mentoring the permanent CEO, helping to set the strategic direction of the Company, ensuring the right management team is in place to maximize the success of the Company, clarifying Board and management responsibilities, planning and managing Board and Board committee meetings and working to develop the effectiveness of the Board which may include the addition of new Board members.

This offer is contingent no your starting on later than 30 days after the execution of this offer letter (“Start Date”) and earlier if possible.

Position Location: You will be based out of Las Vegas, NV (travelling as necessary) with the understanding that you will spend up to one (1) week per month working out of your home in [REDACTED]

Salary & Bonus Plan. You will be paid a base compensation at the annual rate of $450,000, payable in 26 installments in accordance with the Company’s standard payroll practices for salaried employees. This salary will not be subject to adjustment through 2011 so long as you are still working on a full-time basis. Your 2010 salary will be prorated based on your Start Date. Once you move from full-time to part-time the salary then in effect shall be adjusted in pro-proportion to the level of your ongoing time commitment. For example, If you moved from a full-time commitment to a half-time commitment your base compensation would be adjusted to an annual rate of $225,000.

You shall also receive a bonus paid in cash upon completion of the Company’s annual audit based on the bonus plan as outlined in Exhibit I. Your 2010 bonus will be prorated based on your Start Date. This bonus program shall be in place through 2011 (assuming you are still employed with AGS) after which you and I (or my designee) shall determine an appropriate bonus plan based on objectives and your time commitment at that time. Similar to your base salary, upon making the move from full-time to part-time your bonus plan potential will be proportional to your time commitment to AGS. The bonus plan through 2011 is based on a full-time commitment to AGS.

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Signing Bonus. You shall receive a $100,000 signing bonus contingent upon execution of this offer letter, the successful completion of your background check and a positive reference check with Dick Haddrill. The signing bonus will be credited against bonuses earned (if any) either in 2010 or 2011 per Exhibit 1.

Phantom Equity. In conjunction with this employment offer, you will be entitled to a percentage of the gains in equity value of AGS in a sale (Phantom Equity). Phantum Equity and pertinent financial information are documented in Exhibit 2.

Performance Reviews / Quarterly goals. Each quarter, you and I (or my designee) will outline/update your portions of the annual plan and your quarterly goals. You will receive an annual performance-based review, or more frequently at the discretion of the other members of the Advisory Board.

Benefits & Vacation. The Company will pay the premiums on your existing medical plan up to the amount of what your premiums would have been under the AGS sponsored medical plan. While working for AGS on a full-time basis you will receive four (4) weeks paid vacation annually. Vacation will accrue on a monthly basis commencing on your Start Date while you are working in a full-time capacity. Availability of and/or participation in any of the referenced plans is subject to adjustment pursuant to the Company’s policies and plans in effect and which may change from time to time.

Reimbursement of Expenses. In accordance with established policies and procedures of the Company in effect from time to time, the Company shall pay to or reimburse you for all reasonable and actual out-of-pocket expenses including but not limited to travel, hotel, and similar expenses, incurred by you from time to time in performing your job responsibilities for the Company. Such expenses shall not exceed $25,000 annually without my approval.

Other Benefits. While serving as Chairman of the Advisory Board & Interim President / Chief Executive Officer you will be provided a cell phone (at you discretion), disability insurance and life insurance which shall be paid for by the Company.

Non-competition, Non-Disclosure and Non-Solicit Agreement. You will be required to sign the Company’s Non-competition, Non-Disclosure and Non-Solicit Agreement, a copy of which must be signed and returned prior to your Start Date, as a condition precedent to your employment with the Company. The Non-Competition portion of this Agreement shall remain in effect for twelve (12) months and the Non-Solicit portion of this Agreement shall remain in effect for twenty-four (24) months following your departure from the Company. If you are terminated without cause the Non-Competition portion of this Agreement shall terminate after six (6) months unless the Company continues to pay your base salary (per the normal Company payroll cycle) for six (6) months past the date of termination in exchange for an additional six (6) month extension of the Non-compete.

Trade Secrets/Intellectual Property. The trade secrets and intellectual property developed by you or the Company while you are at AGS shall remain property of AGS.

Period of Employment. Your employment with the Company will be “at will,” meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this offer. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and I (or my designee).

Outside Activities. While you render services to the Company, you will not engage in any other gainful employment, business or activity without the written consent of the Company.

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Withholding Taxes. All forms of compensation referred to in this letter are subject to reduction to reflect applicable withholding and payroll taxes.

Entire Agreement. This letter and the Non-competition, Non-Disclosure and Non-Solicit Agreement contain all of the terms of your employment with the Company and supersede any prior understandings or agreements, whether oral or written, between you and the Company.

Severance. The Company will provide six (6) months severance in the event you are terminated without cause. No severance will be paid if you are terminated for Cause which shall include failure to correct under performance after written notification from me (or my designee), illegal fraudulent conduct, conviction of felony, a determination that your involvement with the company would have a negative impact on the Company’s ability to receive or retain any licenses, willful or material misrepresentation to the Company or other members of the Advisory Board relating to the business, assets, prospects, or operations of the Company, EBITDA of the Company falling below $25,000,000 during any twelve month period, or refusal to take any action as reasonably directed by the Advisory Board or any individual acting on behalf or at the direction of the Advisory Board. You must sign a standard release before the company will make any severance payment.

Contingent offer. This offer is contingent upon the successful completion of a background check and speaking with Dick Haddrill.

Amendment and Governing Law. This agreement may not be amended or modified except by an express written agreement signed by you and me (or my designee). The terms of this letter agreement and the resolution of any disputes will be governed by Nevada law

You may indicate your agreement with these terms and accept this offer by signing and dating the original of this letter, as well as the Non-competition, Non-Disclosure and Non-Solicit Agreement, and returning the in to me by fax or email. As required by law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States. We would like to have this completed by June 15th, 2010.

Bob, we are very excited to have you join our team. We look forward to continuing to build a great company together.

Very truly yours,

Graham Weaver AGS, LLC		I have read and accept this employment offer.

/s/ Graham Weaver		/s/ Bob Miodunski
By:	Graham Weaver, Chairman	By:	Bob Miodunski
Dated:		Dated:	June 3, 2010

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Exhibit 1

EBITDA Targets ($000’s)

Year	Plan	110% of Plan	120% of plan
2010	$32,000	$35,200	$38,400
2011	$42,000	$46,200	$50,400

Bonus Payouts ($000’s) (2)

Year	Plan	110% of Plan	120% of plan
2010(1)	$400	$440	$480
2011	$420	$462	$504

(1)	Prorated based on start date
(2)	Based on full-time commitment to AGS

The EBITDA Targets shall be subject to upward modification as determined by me (or my designee ) to the extent additional capital is invested into AGS at anytime after your Start Date.

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Exhibit 2

In conjunction with this employment offer, you will be allocated 2.0% of the gains in equity value of AGS in a sale (Phantom Equity). The strike price of the Phantom Equity is based on a $56,000,000 equity valuation equating to a 5.5x multiple of 2009 EBITDA (see calculation below). The Phantom Equity will vest 6.25% per quarter with full vesting at the end of four years; all of the Phantom Equity shall be awarded based on tenure. You must be employed for the Phantom Equity to vest. If you are fired without cause you shall retain any vested and unvested Phantom Equity. If you are fired for cause you shall forfeit any vested and unvested Phantom Equity is subject to dilution any additional units issued after your Start Date. If AGS is sold, 100% of the unvested Phantom Equity will automatically vest. The Phantom Equity will be documented in a separate agreement to be executed within ninety days of your Start Date.

2009 Approximate P&L ($000s)

Revenue
Recurring	$62,000
Game Sales	$18,000

Total Revenue	$80,000
EBITDA	$33,800
*
Multiple	5.5x
-
Net Debt	$129,900
=
Strike Price	$56,000

2009 Approximate Game Data

Number of Games	7,700
Hold-Per Day	$115-$120

In a sale of AGS, the following will determine the value of your Phantom Equity:

(Enterprise Value – Net Debt – Strike Price) * 2.0% = Phantom Equity value.

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